Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company:  Ashland Inc.
Commission File No.:  001-02918

FORWARD-LOOKING STATEMENTS
          This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission
(SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
          Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.

PRESENTATION



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OPERATOR


Thank you for joining the Ashland conference call to discuss the transfer of Ashland's interest in MAP to Marathon. With us today from Ashland are Chairman and CEO, Jim O'Brien; Senior Vice President and CFO, Marvin Quin; and Director of Investor Relations, Bill Henderson. After the prepared remarks, we will be taking questions. (OPERATOR INSTRUCTIONS). This call is being recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line. At this time I would like to turn the conference over to your conference host, Bill Henderson.


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BILL HENDERSON - ASHLAND INC. - INVESTOR RELATIONS


Good morning, everyone. Before we get started, I want to remind each of you that we will be making forward-looking statements, and those statements are subject to numerous uncertainties, as we summarize here on slide number two, and also more fully described in our form 10-K. As you will hear in more detail later, the transaction we announced this morning is subject to a number of conditions and approvals, and may ultimately not be completed. While we believe this transaction is more likely than not to ultimately close, there are several factors that could cause it to terminate. I also encourage you to read the proxy statement and prospectus when it becomes available. It will contain important information. We also have joining us today on the call is David Hausrath. Not it is my pleasure to turn the call over to Jim O'Brien, our Chairman and Chief Executive Officer.


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Good morning, everyone. This morning we announced an agreement with Marathon which would result in the transfer of our 38 percent ownership in Marathon Ashland Petroleum, which we refer to as MAP, and two other businesses, in exchange for cash and Marathon stock totaling slightly more than $3 billion. Importantly, we have structured this transaction to be tax-free to shareholders and to Ashland. During this call we will explain to you why we believe this transaction would be a win for Ashland and its shareholders, employees, and customers.

First, Marvin Quin, our CFO, will review the transaction. Then I will talk about the strategy for Ashland, including how we intend to use the proceeds from the transfer, and why it fits our vision for Ashland's future. Following that, we will answer your questions. We view this transaction as one in a series of steps we are taking to position Ashland as a value-creating enterprise. Our guiding principles now and going forward are -- to foster a winning culture, to maintain a patient and disciplined approach to growth, to take a process-centered approach to our businesses, and to sustain a top quartile cost structure and performance.

Now Marvin will provide an overview of the transaction.


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


Good morning, everyone. As you can see on slide 4, this transaction is complex, so let me begin by describing its terms.

Under the agreement, Ashland and its shareholders would receive total consideration of $3,009,000,000, or Ashland's 38 percent interest in MAP, a maleic anhydride plant -- or business rather -- including a plant located adjacent to MAP's Catlettsburg, Kentucky refinery, and 61 Valvoline Instant Oil Change stores located in Michigan and Northwest Ohio. The value of the maleic business and the Valvoline Instant Oil Change stores is about $94 million. And in fiscal 2003, these businesses contributed $16 million in operating income, with about 57 percent of that being attributed to the maleic business.

The maleic plant shares utilities and infrastructure with the Catlettsburg refinery, and would expand MAP's offerings of petrochemicals, which now include various althatics (ph), hyuine (ph), zyline (ph) and (indiscernible). Additionally, this transaction would make MAP the largest VIOC franchisee.

In the transaction, Ashland shareholders would receive Marathon common stock with a value of $315 million, or about $4.50 per share based on the current number of Ashland shares outstanding. And Ashland would receive cash and MAP accounts receivables totaling $2.7 billion. MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of this transaction. As a result, the final cash amount received by Ashland in this transaction would be increased by an amount equal to 38 percent of the accumulated cash from operations prior to closing.

This transaction would result in the formation of a new corporate entity, which I will refer to as New Ashland, that would essentially be the continuation of Ashland minus its MAP interest, its maleic business, and the 61 VIOC centers. However, New Ashland will have a dramatically different balance sheet.

The detailed steps of the transaction are set forth in the press release issued this morning, and the final configuration is viewable on slide 5. As shown, New Ashland will consist of Ashland Paving and Construction, Ashland Distribution, Ashland Specialty Chemicals minus the maleic business, and Valvoline minus the 61 VIOC stores. Immediately following closing, New Ashland would hold 2.7 billion in cash and accounts receivable.

The primary use of the proceeds from this transaction would be to reduce debt. As Jim will discuss, it is not our intent to use the proceeds to purchase -- to repurchase stock or pay any special dividend. Immediately prior to closing this transaction, we expect to have debt, leases and other off-balance sheet debt-like instruments, of approximately 2 billion. We are evaluating the range of options to retire these obligations, and will pursue the most economical approach.

The cost of retiring debt will depend on interest rates as well as how much debt we retire and the method we choose. In the current interest rate environment, our public debt is already trading well above face value. However, even if we retire all of these obligations, we would still have a very material net cash position. In addition, following the close, Ashland shareholders would receive the Marathon stock I previously mentioned.

Listed on slide 6, there are several conditions to the successful completion of this transaction. It is contingent upon receiving a favorable private letter ruling from the Internal Revenue Service. Also, the transaction is subject to approval of Ashland shareholders, receipt of Hart-Scott-Rodino clearance, receipt of updated solvency opinions, consent to debt-holders, and other typical closing conditions. We are not obligated to have closed unless we receive consents from 90 percent of the principal amount of our taxable long-term debt. I should add, consent for 2/3 of a series represents consent of the entire series. If we fail to obtain the 90 percent consent level, Ashland has the option to weigh this closing condition and still close the transaction.

Many of you are familiar with Morris Trust (ph) type transactions, which is a common structure in tax advantage mergers. Our transaction incorporates a Morris Trust structure, which is a spin-off through a separation merger. However, our transaction is somewhat different in many details. In particular, the ratio of cash to equity in this transaction is quite high. This was driven in large part by our needs to satisfy Marathon's concerns under (indiscernible) conveyance laws about our asbestos claims. We believe we've done that. We continue to believe that our asbestos claims are quite manageable, and I'd like to emphasize to you that there are no new trends in claims or settlements that have not been previously disclosed.

As I noted earlier, the receipt of a favorable private letter ruling from the IRS is a condition to closing the transaction. Due to the complexity of this structure, there is a meaningful risk that we would not obtain a favorable ruling. Nevertheless, we believe the receipt of the ruling is more likely than not. The key tax issues to be addressed in the ruling were set forth in the press release issued this morning. There are other tax issues in this transaction which we currently expect to be able to (indiscernible) on the basis of an opinion from our outside tax counsel, (indiscernible).

Please turn to slide 7. Although we expect the transaction to be tax-free to Ashland and our shareholders, a Section 355-E tax would be imposed on Ashland if the market value of New Ashland at closing exceeded our tax basis in New Ashland. Our tax basis will change between now and closing based on a number of factors, including results from operations of Ashland's wholly-owned businesses and the accumulated amount of forgone MAP cash distributions.

Based on our current estimates, we would begin paying taxes to the extent Ashland's stock price at closing exceeds $55.50, based on the current number of Ashland shares outstanding. This $55.50 includes the $4.50 value for the Marathon stock that would be issued directly to our shareholders. Any taxes paid, however, we believe would be modest compared to the size of the transaction.

Turning to the next slide, let's describe the impact of this transaction on our future earnings. Going forward, the business of Ashland -- the businesses of Ashland would be comprised of our four divisions, minus our interest in MAP, and the two other businesses transferred to Marathon. Because we account for our interest in MAP using the equity method, our revenues would be affected only by the reduction in sales from the maleic business and the VIOC stores, which totaled about $83 million in 2003.

With respect to operating income, we will not have the contribution from our interest in MAP, which was $285 million in 2003, and the other two businesses, which totaled 16 million for 2003. After closing we would retain some costs related to the transfer of businesses, including post-retirement benefit cost of former Ashland Petroleum and Super America division employees. These costs are related to individuals who retired prior to the formation of MAP. We would also have some remaining environmental costs for closed terminals, refineries or service stations that were never placed in MAP.

In addition, we would have some continuing environmental obligations for properties placed into MAP, but these would be capped at $50 million. We have existing book reserves for future employee benefits and environmental remediation. However, the total (indiscernible) costs for these matters might be $7 million for the next 12 months, and should decline gradually over time. Additionally, we allocate corporate costs to the refining and marketing line of business, as well as to the maleic business and the 61 VIOC stores. The initial stranded (ph) corporate costs should be less than 10 million, and we will be working to eliminate these costs over time.

Other income statement impacts would be related to rent and interest expense, as well as interest income. Interest expense, which is now about 110 to $120 million a year, may well go away entirely. Rent expense should decline sharply, perhaps as much as $35 million a year. As I mentioned earlier, if we retire all of our debt, we should still have a material net cash balance. Obviously, the current low interest rates work against us as we invest in short-term securities. While Ashland may have excess liquidity for a number of years, we would expect our capital structure to evolve over time to something more typical of an industrial corporation.

Finally, I want to emphasize that this transaction will not end our very productive relationship with MAP and Marathon. As you look at slide 9, this transaction in fact expands our commercial relationships in a number of ways. MAP is currently a supplier to our -- to Valvoline, APAC and our chemical distribution businesses, selling us (indiscernible) stocks, asphalt and solvents. MAP is also a customer for packaged products from Valvoline and water treatment chemicals provided by our Specialty Chemical division. MAP would become the sole supplier of maleic for our domestic unsaturated polyester business, and as I've already mentioned, would become our largest VIOC franchisee.

Not let me turn you back over to Jim.


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Thank you, Marvin. Let me start by making a few comments on our motivation to enter into this transaction.

If concluded successfully, this transaction will eliminate the uncertainty around the future of our ownership interest in MAP. As most of you are aware, beginning January 1st 2005, Marathon has the right to call our interest at a 15 percent premium to fair market value. While we are comfortable with our rights under the joint venture contract, we felt it was in our shareholders' interest to structure a highly tax efficient transaction. Given that our current tax basis in MAP is about 1.2 billion, a cash call would create a very large tax liability. As you may recall, the federal capital gains rate for corporations is 35 percent. Additionally, the gain would be taxable at the state level. This transaction, because it is structured to be tax-free, offers the best value for Ashland and our shareholders.

Now let's talk about how this transaction also represents a continuation of our vision for the Company. While this is certainly a major transaction for Ashland, our fundamental strategy remains unchanged. I view this as another step toward accomplishing the goals I established in October 2002 toward improved profitability. The transfer of our interest in MAP fits our strategy of transforming the fundamental performance and financial dynamics of Ashland. (indiscernible) the results of our new business processes, we are seeking to change Ashland's businesses to be more consistent and predictable. While very profitable, MAP could also be cyclical, and depending on the regulatory environment, require a lot of capital investment. We think MAP will continue to be a top quartile performer, but we also believe we have captured its full future value in the purchase price.

Shortly after beginning -- shortly after becoming CEO in October of 2002, I announced my 8 point profitability improvement plan, which you can see on slide 10. We have accomplished or made significant progress on every goal listed, and this transaction represents a significant part of that plan.

First, we vowed to reduce G&A expenses by $25 million. We met that challenge. And late in 2003, we implemented our top quartile cost structure program, which helped us to get certain selling, general and administrative costs down even more by a rate of $100 million in 2004. The second goal I laid out was to improve returns from Ashland Distribution or seek strategical alternatives. Our distribution division responded to the challenge by restructuring nearly everything about its operations, improving sales revenues by 11 percent in 2003, and they continued to grow.

We also promised to increase returns from Ashland Paving and Construction. After a terrible year in 2003, due in part to higher than normal rainfall, APAC improved its results significantly during the first quarter of this fiscal year.

In addition, our restructuring and cost reduction efforts will have a continued positive effect on the division's performance. To improve organizational effectiveness, we have implemented a process centered approach to how we operate. Last month we announced our new unified platform, which positions our four wholly-owned divisions into two primary cores -- chemicals and transportation construction. This organization reflects the logical interrelationship of Ashland's businesses.

Our chemicals sector now includes Ashland Distribution, Specialty Chemical, and Valvoline, and is led by Gary Cappeline, President and Chief Operating Officer of Chemicals. Under his leadership, these divisions will leverage the similarities between their capabilities, functions, processes and best practices. In addition, we have hired Garry Higdem as President and Chief Operating Officer, Transportation Construction. Under his leadership, APAC will continue to perform traditional jobs as well as expanding the division's major projects capabilities, which include jobs valued at $100 million and more.

We also have a continuing process to review our portfolio and optimize our business mix. This resulted in the sale of our Electronic Chemicals business in 2003, which is a great business, but we felt would generate more value to our shareholders if it was monetized. During the past 18 months, we also have sold several small business units for about $20 million.

We also promised to reduce debt. Since 2002, we have reduced total debt by $233 million and increased cash by $111 million. When the profitability improvement plan was announced, I shared our strategy to expand in existing or adjacent markets, and the changes that we have made in the past year have positioned us well for the future.

Now I'd like to share with you some indication of our second quarter performance. Please turn to slide 11. In its historically weakest season, APAC is expecting a loss for the March quarter in the range of 30 million $40 million, compared to the loss of $57 million in the 2003 winter quarter. APAC will focus on improving its performance in the near-term, and in the longer-term on major project capabilities and expanding both within and adjacent to its current geographic markets. APAC's current construction backlog exceeds $1.8 billion.

The chemical sector continues to perform well, and we anticipate operating income for the current quarter in the range of $50 million to $55 million. During the March quarter of last year, these divisions generated operating income of $30 million. In each of the last four quarters, distribution has improved its operating income by an average of nearly $9 million compared to the same period in the previous year. And the division continues to grow faster than its markets.

Ashland's Specialty Chemicals growth is due in part to new product introductions, such as the new additions to the MaxGuard (ph) marble clear gel coat and Polaris resin lines. These products enable Ashland to work proactively with manufacturers to optimize their entire cast marble, onyx, or solid surface fabrication process.

Valvoline's momentum is built on its successful premium product strategy. The division continues to introduce new customer focused products and services, contributing to their consistent topline growth. For example, VIOC, which owns and franchises more than 740 stores nationwide, recently launched a fleet management program that incorporates both VIOC and other vendors' maintenance records into a comprehensive service history.

The first 18 months of my leadership were about change. Now, we are focused on execution. And I believe our four wholly-owned businesses and divisions are positioned well for organic growth. Looking ahead, our primary goal is top quartile performance. We are going to be proactive about feeding opportunities as the markets change in all of our businesses, from choosing how distribution moves goods from suppliers to customers, to what products are developed and marketed by specialty chemical and Valvoline for the types of projects pursued by APAC.

The final promise we made in our October 2002 plan was to capture value from (indiscernible). Since that time, we have dedicated substantial resources to this matter, and we believe this transaction provides the highest value for Ashland and our shareholders. So the big question on everyone's mind now is -- where do we go from here? What do we do with $2.7 billion?

Please turn to slide 12. First, as Marvin discussed, we are going to repay debt, which even if we retire all of our debt, would still leave us with a very material net cash position. However, we will not relax our investment standards just because we find ourselves with a large amount of cash and little or no debt. With the remaining cash, it is our intention to be very disciplined and patient in our investment approach going forward.

You may have noticed that Ashland has made essentially no acquisitions since I became CEO. This is partially due to the fact that I insisted we improve our internal processes before investing more of our shareholders' funds. To the extent we consider acquisitions, we will again focused on our core businesses and investing in adjacencies to them. Any acquisition will need to pass a rigorous screening of whether the provable synergies justify the price, and whether we can easily integrate systems and processes.

Using those standards, our focus will most likely be on modest sized acquisitions. However, I don't want to totally rule out larger transactions if something compelling were to be identified. I would like to underscore that in order to preserve the tax treatment of the transaction, it is not our intent to use the proceeds to repurchase stock or pay a special dividend. However, we do expect to maintain a current quarterly dividend.

Finally, I believe we have created significant value in the formation of MAP, and have captured that value through the structure of this transaction. I want to emphasize that the disciplined approach that has underscored the ongoing turnaround of Ashland will not change because we have greater financial flexibility. We clearly recognize that the measure of this management team going forward will be how we preserve, improve, and deliver this value to the shareholder.

Now we will be happy to answer any questions you may have.


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UNIDENTIFIED COMPANY REPRESENTATIVE


This concludes our presentation. Please be aware that the slides and scripts in the presentation today will be available on our Website, and will be archived for the next twelve months. At this point we will now accept your questions.

QUESTION AND ANSWER



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OPERATOR


(OPERATOR INSTRUCTIONS). Arjun Murphy (ph), Goldman Sachs.


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ARJUN MURPHY - GOLDMAN SACHS - ANALYST


I have several questions. The first would be, you mentioned that you can't buy back stock or pay out extraordinary dividends related to the tax-free nature. Is there a period of time, 18 months, 24 months, that that's applicable? Would you also be precluded from normal dividend increases? Most companies, yourself included I think, have generally been looking to increase regular dividends. And then, would the tax-free nature, if that's approved, also preclude you from selling other divisions, if for some reason you decided to do that or someone approached you to buy another division?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Let's start with the first question. To preserve the tax-free nature of this transaction, we have no intention to buy back stock or to have an extraordinary dividend. The second question you had -- why don't you repeat that second question for me.


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ARJUN MURPHY - GOLDMAN SACHS - ANALYST


Are you still allowed to increase dividends to shareholders as one normally would? Not an extraordinary dividend, but a normal dividend increase?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Ashland's board sets our dividend policy. And our intention is to maintain the dividend of $1.10 per year.


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ARJUN MURPHY - GOLDMAN SACHS - ANALYST


Okay. And regarding the tax-free nature, does this preclude you from selling other divisions, whether you wanted to, or if someone approached you and said we would lead like to buy a division, would you be precluded from doing that as a result of wanting to preserve the tax-free nature of this transaction?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


As we look at operating our business in the future, we are very pleased with the direction our businesses are taking and the improvement that they have accomplished in the last 18 months. We have put a lot of energy in this time to really transform these businesses, I believe, into two high performing businesses -- being the chemicals business, as well as our Transportation Construction business, APAC. And we are going to position them for top quartile performance and grow these businesses into the future. So I believe that we have before us is an opportunity for Ashland to take two very focused operating companies and transform them into high performing businesses into the future.


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ARJUN MURPHY - GOLDMAN SACHS - ANALYST


In terms of the risks related to the tax-free nature, can we assume the risk is primarily around the cash equity split?

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FRED GREENWOOD - ASHLAND INC. - TAX COUNSEL


This is Fred Greenwood; I'm in-house tax counsel for Ashland. It's around the cash equity split, and it also deals with in the press release, the appendix, you could see the tax issues -- the key tax issues that we have, and the treatment of contingent liabilities that are assumed by New Ashland in the transaction is off. So another key tax area.


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ARJUN MURPHY - GOLDMAN SACHS - ANALYST


This will be my final question. I assume the tax-free nature would preclude you from taking the Company private if that was something you desired to do?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


We have no intention of going private.


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OPERATOR


Robert Kessler, (indiscernible) & Co.


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ROBERT KESSLER ANALYST


Just to follow up on the use of the proceeds from the sale, I believe Marvin had mentioned $2 billion worth of possible debt repayments. Does that include any off-balance sheet items, and could you quantify those, please? And if you would, any estimate on the amount of cash that would be left on your balance sheet and your default scenario?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


First of all, as far as -- I think you probably have a copy of our balance sheet from December 31, it shows debt of 1.574 billion. We do have off-balance sheet obligations, financial obligations, (indiscernible) two buckets. One is leases, we have a couple hundred million dollars, what we would think of as financial type leases. And we have the accounts receivable capco (ph) program, which is about $150 million. So overall -- and I should add as I said in my remarks, that our debt is trading of course above book value, as most industrial corporations are today. Did that (indiscernible) respond to your question?


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ARJUN MURPHY - GOLDMAN SACHS - ANALYST


Yes, it does. If I could just have sort of a follow-up, and this is more of a theoretical question than anything else. With very low interest rates right now, it doesn't seem to pay to have practically no debt on your balance sheet and a decent sized cash position. You mentioned small and medium-sized acquisitions with -- being very leery of any big deals that might be dilutive to your base business returns. But I can't imagine that the lack of debt and a large cash balance would generate more than, say, 3 percent. So can you comment on how quickly you could redeploy this capital?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


We have taken a very measured approach to how we are repositioning our companies and get them performing in a high performance manner before we look at trying to invest more capital into them. As I anticipate the future and look at the future, I think that acquisitions will be part of our plant and part of what we study in our strategic position or strategic intent. But first these businesses have to demonstrate that they have the strength and the performance and the measure to take on additional capital and additional opportunity. That day will come, but we're going to have patience, and we're going to be determined on how we evaluate projects so that when we do a transaction it will be very favorable to our shareholders and be high performing as part of our business.

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MARVIN QUIN - ASHLAND INC. - CFO & SVP


My colleague Bill Henderson just pointed out I didn't fully answer your question. You asked also about what cash might be on the balance sheet, and if we assume that we were able to repurchase all of our debt, and we were able to repay all of these off-balance sheet debt-like instruments -- and that may be an optimistic assumption -- but we still might have $500,000,000 in cash, plus or minus, on the balance sheet.


------------------------------------------------------------------------------
OPERATOR


Steve Belgart (ph), Cap A Financial (ph).


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STEVE BELGART - CAP A FINANCIAL - ANALYST


I had two questions. The first is, I was under the impression that the IRS was no longer issuing the private letter rulings. Could you tell me if I'm mistaken, or why you're under the impression that they still are issuing these?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


They announced last summer that there are certain issues they won't rule on in tax-free spin-offs any longer, but they still issue rulings on the basic transaction.


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STEVE BELGART - CAP A FINANCIAL - ANALYST


Second question, not being too familiar with the structure of the LLC, I'm just a little confused by the statement in Marathon's press release that says that the consideration is that 315 million in Marathon stock, the 794 million in cash and accounts receivable to Ashland, and then approximately 1.9 billion in assumed debt. Given your levels of debt, was some of that debt held by the LLC, or what's -- how do you explain that?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


If you look at the transaction structure that's outlined in the appendix to the press release, that debt would be new debt incurred and assumed by Marathon, the cash of which is transferred to Ashland, which will be used to primarily repay Ashland's existing debt.


------------------------------------------------------------------------------
OPERATOR


Fred Leuffer, Bear Stearns.


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FRED LEUFFER - BEAR STEARNS - ANALYST


Most of my questions were just answered, but maybe you could clarify for me on the tax issues section of the press release, this third point here. I'm not sure exactly what this refers to, which is either the New Ashland or Marathon will be entitled to tax deductions for future payments for liabilities, etc. Can you interpret that for us?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


Sure. There is a concern that the IRS might rule that -- let me back up.
There are contingent liabilities that we have with respect to businesses that we no longer operate, say for example our asbestos liability. Those liabilities will be transferred to New Ashland in this transaction. And there's some concern that the IRS may take a position in the ruling process that New Ashland doesn't get those tax deductions, that in fact they would belong to Marathon. And we just want to be sure that one of the two companies is entitled to the deduction. And if in fact Marathon is entitled to the deductions, we've reached an agreement with them where they would transfer tax benefits back to Ashland for those deductions.

------------------------------------------------------------------------------
OPERATOR


John Roberts, Buckingham Research.


------------------------------------------------------------------------------
JOHN ROBERTS - BUCKINGHAM RESEARCH - ANALYST


Congratulations. Could you give us a sense of the petroleum exposure of the New Ashland, a dollar change in the price of petroleum feedstocks would have what impact on earnings? (indiscernible) relatively complex mix. I know that you have good cash flow and distribution, but you've got thermostats and specialty chemicals, and you've got base lubes in the Valvoline business, and asphalt of course in transportation. Can you give us some metrics there to think about?


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


We can comment on them; unfortunately we don't have those points quantified for you this morning. As you would expect, in our road construction business, APAC, it consumes a good bit of asphalt, it also consumes a good bit of diesel fuel, and those are material costs to them. In our chemical distribution business, many of the products they sell are solvents or other crude oil derivatives. The same is true in specialty chemical. Many of the chemical intermediates come from various olyphants (ph) or aromatics, which are also typically derived from hydrocarbons. And finally, Valvoline -- the vast majority of its raw material is lube stock, which is of course a crude oil based product. So we are very closely tied and will continue to be very closely tied to the hydrocarbon markets.


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Let me just add something to that. As we look at our wholly-owned divisions, and look at New Ashland being chemicals and transportation and construction, the area we're really focusing on is to make these businesses much more predictable and consistent. So the predictability piece is, obviously, we have an exposure to hydrocarbon. So that will go away, because we still -- a lot of our components are hydrocarbon based. But at the same time we are in markets whereas hydrocarbon prices change, we are able to pass that through the marketplace on a much more consistent basis, and less volatile than we were as an R&M Company. So our focus is to continue to participate in markets and to produce products which can be much more predictable and consistent into the future, although they are going to have some impact as far as raw materials from time to time that we would have to work in the marketplace to pass those costs through.


------------------------------------------------------------------------------
JOHN ROBERTS  - BUCKINGHAM RESEARCH - ANALYST


And as we look for maybe small bolt-on acquisitions, your focus would be away from petroleum (indiscernible) additions?


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


As we look at our acquisition strategy we are very focused on our core businesses. We believe we have certain strengths that are unique to Ashland and that we're going to build on those strengths. Strings. And we're going to strengthen our core, and do that through either right inside of the core are adjacent to the core as far as acquisitions that we will consider. But the important point is that as we build the Company, it's going to strengthen our key strengths and not diversify into new things.


------------------------------------------------------------------------------
OPERATOR


Bob Williams (ph), Lehman Brothers.


------------------------------------------------------------------------------
BOB WILLIAMS - LEHMAN BROTHERS - ANALYST


Since the 1.8 or so billion of borrowing by Hold Co was a borrowing in anticipation of the merger, is the ruling going to be focused primarily on addressing the question of whether the assumption of that liability, whether your principal purpose with respect to the assumption of that liability was a purpose to avoid tax on the exchange? Is that going to be the central issue of the ruling?

------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


That will be one of the central issues of the ruling.


------------------------------------------------------------------------------
BOB WILLIAMS - LEHMAN BROTHERS - ANALYST


Are you going to then argue that since you're going to use the proceeds of that borrowing to repay New Ashland, are you going to try to make the argument that the effect of all that is the same as Marathon had assumed Ashland's historic debt, and therefore the 357-B wouldn't be properly invoked here? Is that --


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


You are exactly correct. Had Marathon assumed our historic debt, there would really be no question.


------------------------------------------------------------------------------
BOB WILLIAMS  - LEHMAN BROTHERS - ANALYST


No, there wouldn't be any issue at all. And the effect of it of course is the same, because you're committed to using the proceeds to pay off your existing debt.


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


That is correct.


------------------------------------------------------------------------------
BOB WILLIAMS - LEHMAN BROTHERS - ANALYST


So this is really a monetizing (indiscernible). And of course, 357-B is usually the biggest issue there. So I'm glad to hear that's the way you're approaching it. It sounds to me like you ought to do very well with the IRS. Have you had a pre-submission conference with them?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


Yes we have.


------------------------------------------------------------------------------
BOB WILLIAMS - LEHMAN BROTHERS - ANALYST


Did it go pretty well?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


I really can't comment (multiple speakers). We're getting ready to file our ruling request shortly.


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


This is Jim. I think your statements are very good and accurate. I think it really leads to -- one of the principal reasons we're doing this is our focus in this whole transaction is to create value. We think this transaction creates the most significant value for investors.

------------------------------------------------------------------------------
BOB WILLIAMS - LEHMAN BROTHERS - ANALYST


There's no question about it, sure. And I think -- you know, based on the precedents, you ought to be able to (indiscernible) 79-258 revenue ruling would be a good citation there. You ought to do very well, I think, on this. And sure, clearly it creates a lot of value. So good luck, and we will be following it.


------------------------------------------------------------------------------
OPERATOR


Paul Cheng, Lehman Brothers.


------------------------------------------------------------------------------
PAUL CHENG  - LEHMAN BROTHERS - ANALYST


Several quick questions. Marvin, on the Marathon share, the $315 million, is that a fixed number (indiscernible) fixed on the dollar value?


------------------------------------------------------------------------------
MARVIN QUIN  - ASHLAND INC. - CFO & SVP


It is a fixed dollar value, so the change in Marathon's stock price between now and the valuation period will not impact our shareholders. They would just receive more or less shares depending on Marathon's stock price.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


On the (indiscernible) you're saying that going forward it's going to be lower. Just to clarify -- so right now you have roughly about 80, $85 million a year. After everything is said and done, that number should drop to 70, 75 million a year?


------------------------------------------------------------------------------
MARVIN QUIN  - ASHLAND INC. - CFO & SVP


I don't want to give that precise of a number. We have calls that show up in lots of different pockets. If you look at the selling and general administrative line, we have, as a result of the top quartile cost reduction program we announced last October, we are well on our way to reducing that cost, in fact, we think by the end of the fourth quarter. In fact most of the costs are already reduced. But by the end of the fourth quarter, we think we will be at $100 million rate of lower cost then we previously were versus '03.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


I understand that. But Marvin (multiple speakers) my question is that if we -- after the transaction, let's say you finish it by year-end (indiscernible) next year (indiscernible) on going one way with a job on the (indiscernible) that you've shown in your income statements, or in your (indiscernible) income statement, (indiscernible) is going to jump (indiscernible) $10 million?


------------------------------------------------------------------------------
MARVIN QUIN  - ASHLAND INC. - CFO & SVP


If you're referring to the stranded costs, we had about $10 million of corporate costs that's now being allocated to the (indiscernible) and marketing line of business and to the maleic business and 61 VIOC stores. That cost does not go with the business, so over time it will be our intent to reduce that. But (multiple speakers) it will not go away.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


I see. And in MAP, I think, Marvin, you indicate that MAP will not pay any cash dividend to the current (indiscernible) full year. So I just want to clarify -- that means that at settlement, let's say if everything goes smoothly by year-end, the cash amount you'll receive is going to be higher than the 2.7 billion that you indicate here.

------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Precisely.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


Okay. And when you're talking about (indiscernible) on pro forma
(indiscernible) previous question was saying that after you pay down all the total debt, all the off-balance sheet, you think that you have more. And there's about $500,000,000 of cash on your balance sheet. Does that already take this particular additional cash into consideration, or no?

(multiple speakers)


------------------------------------------------------------------------------
PAUL CHENG  - LEHMAN BROTHERS - ANALYST


Did that $500,000,000 on the pro forma cash on your balance sheet, if you pay off all the debt and everything, is that just counting the 2.7 billion cash that you're going to receive? Or that is counting that at year-end you also have the adjustment of the additional cash coming from the MAP contribution?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


That was basically the residual of the 2.7 billion after paying off various (multiple speakers)


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


So just based on the 2.7 billion.


------------------------------------------------------------------------------
MARVIN QUIN  - ASHLAND INC. - CFO & SVP


Right. I think we had maybe $100 million in cash at quarter end.


------------------------------------------------------------------------------
PAUL CHENG  - LEHMAN BROTHERS - ANALYST


In MAP?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


No, I'm talking about at Ashland now.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


I understand. I'm just trying to understand that the $500,000,000
(indiscernible) 2.7 billion cash or that you also tried to make
(indiscernible) how much additional cash you may receive. So in other words, when everything is said and done, in theory, you should be half -- more than half a billion cash?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Let me go back. On the purchase price, we say we would receive roughly 2.7 billion in cash. If MAP accumulates cash as it had in each of the past two years -- well let me just say each of the last two years, distributions for MAP have been about $200 million. If that occurs in '04, we would expect the final cash purchase price to increase by $200 million.

------------------------------------------------------------------------------
PAUL CHENG  - LEHMAN BROTHERS - ANALYST


Okay. Two final questions. One, you said that the rent expense would be lower. Why the rent expense would be lower?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Of the amount of financial obligations we talked about paying off, there's -- a couple hundred million dollars of that are in leases. As we (multiple speakers)


------------------------------------------------------------------------------
PAUL CHENG  - LEHMAN BROTHERS - ANALYST


Oh, that is (indiscernible) you pay off that, it's not because (indiscernible) you don't have MAP. That's why you have a lower (indiscernible) --


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


As we receive the cash, we would look for lease obligations that we think we can economically pay off. Now, we're not going to pay off all leases or all debts blindly. If it makes economic sense to do so, we will do it. If it doesn't, we won't.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


And those rent (indiscernible) -- do you have a distribution, say, which business are they hitting?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Yes. Probably the largest portion is within APAC, part would be in distribution and part specialty. Probably the largest part would be APAC.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


Say 60, 70 percent in APAC?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


I'd like to pass on that question, because I don't have the facts in front of me.


------------------------------------------------------------------------------
PAUL CHENG  - LEHMAN BROTHERS - ANALYST

Finally, on the IRS ruling -- Marvin, any kind of (indiscernible) I know you guys think that maybe until the end of the year. What is the earliest possible time that IRS would come back to you, whether that is (indiscernible) okay, this is good, this is no good? What is the earliest timeframe? And also, is there any checkpoint or any timeline that you can share with us that we can (indiscernible)?


------------------------------------------------------------------------------
MARVIN QUIN  - ASHLAND INC. - CFO & SVP


As far as the IRS ruling goes, a normal ruling takes six to eight months. And this is a complex transaction, so we're thinking it's going to be at the longer end of that timeframe to get a ruling.


------------------------------------------------------------------------------
PAUL CHENG - LEHMAN BROTHERS - ANALYST


And the (indiscernible) six to eight months (indiscernible) is it just a total (indiscernible) or that we would be able to see a longer (indiscernible). Say for example if you do an acquisition, that essentially the (indiscernible) after 30 days they will (indiscernible) whether they want a second inquiry or (indiscernible). Is there something like that or (indiscernible) this is just we have to wait until the end of the period before we know anything? So you aren't going to have any news until final decision?


------------------------------------------------------------------------------
MARVIN QUIN  - ASHLAND INC. - CFO & SVP


Generally, it is. We have very little news to pass on until we have a final decision. This is a long process, there's a lot of give and take, there's a lot of questions asked. And we will be very responsive to those questions, but it is -- a lot of work goes on during this period of time. I know it sounds like a long period of time to you, but there is a tremendous amount of work to be done during that period as we educate and the IRS on our particular transaction and our particular facts.


------------------------------------------------------------------------------
OPERATOR


Jacques Rousseau, Friedman Billings Ramsey.


------------------------------------------------------------------------------
JACQUES ROUSSEAU - FRIEDMAN BILLINGS RAMSEY - ANALYST


Most of my questions have been answered. Just a couple small things to follow-up on. Before you had discussed an optimal capital structure somewhere in the neighborhood of 30 percent or so debt to cap, and obviously things have changed. But if you go ahead and repurchase most of your debt, you will probably fall below that. Is there any new guidelines we should be looking for?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


I think if this transaction closed as expected, it could be zero debt for several years, a number of years. Ultimately, we think an efficient capital structure would suggest that we would have 30, 35 percent debt to capital. But that will not happen near term.


------------------------------------------------------------------------------
JACQUES ROUSSEAU - FRIEDMAN BILLINGS RAMSEY - ANALYST


So the goal here is that you would like -- you think 30 to 35 is the right area, but you'll wait until the proper acquisitions come along to get to that target?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Even with the types of acquisitions we're contemplating, I think it would be many, many years before that would occur. The point that Jim is making is, we're not going to go out and do a massive acquisition program. Our focus is on growing our businesses, and growing from the internal strength of our businesses. And where there are other businesses that fit closely with their material synergies or with their adjacency, we will have an interest in those areas. But we are going to be very disciplined and take our time about it. We don't want to try to rush out and reinvest this capital, we want to do it wisely. As Jim mentioned, the investors, our Board, our shareholders and employees will measure us by how well we preserve this value and we reinvest this value.


------------------------------------------------------------------------------
JACQUES ROUSSEAU - FRIEDMAN BILLINGS RAMSEY - ANALYST


So can we assume that you would not be interested in looking at refining assets of other independent refiners or so?


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Yes, I would say that's a good conclusion.

------------------------------------------------------------------------------
JACQUES ROUSSEAU - FRIEDMAN BILLINGS RAMSEY - ANALYST


One last one. What is the book value of MAP on the balance sheet?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


I think it's about $2 billion. I have the balance sheet right here. It's in that range.


------------------------------------------------------------------------------
OPERATOR


Paul Tyce (ph), Lehman Brothers.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Three quick questions. With regard to your appendix and where you go (indiscernible) of the structure, and you could be borrowing at the Hold Co level, and then down streaming that cash to pay off existing Ashland debt. It says in your press release that the amount that you'll be able to pay down at the Ashland level is subject to IRS approval. Can you walk me through exactly what calculation or (indiscernible) they would use to determine how much debt would be allowed to be paid down? And does that apply after the spin-off, or is that just prior to the spin-off?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


The debt would be paid down just prior -- right after the spin-off, right after the closing of the transaction. And what we're talking about there is, we have different types of debt on our balance sheet -- we have balance sheet debt, we have some off-balance sheet synthetic leases, which is true debt for tax purposes, we have the cost of redeeming our debt, we also have true leases. And we just, in coming up with the final numbers on the amount of that Hold Co borrowing, we want to get IRS confirmation as to which debt they will allow us to be repaid under that theory the previous gentleman was talking about, under the substitution of debt theory. So we're just looking for the IRS to confirm the exact types of debt that we can pay off with that money.


------------------------------------------------------------------------------
PAUL TYCE  - LEHMAN BROTHERS - ANALYST


Your (indiscernible) would be, roughly 75 percent of your outstanding debt would be eligible? I mean, we're talking about the majority of your debt would probably fall under the acceptable?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


The vast majority of our debt is going to be eligible to be paid off.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Do you need any special approvals from your banks around this transaction?


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


We need no consents from the banks. We, obviously, need consents from the debtholders.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Any plans -- your revolvers are, I believe, coming due at the middle part of this year. Any thoughts in terms of the size of those facilities going forward, given all of the liquidity you're going to have?

------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


We're going to roll over the revolvers we have. In fact, we were about to close that transaction on the revolvers a week or two ago and decided to postpone that until this transaction was announced. But the revolver language (indiscernible) specifically allows a transaction with MAP and Marathon without affecting the access to the amounts or availability in any way shape or form.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Are those revolvers drawn currently?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


No. We have no -- I think we have -- we certainly have no borrowings under our revolvers, and I think we have almost no short-term debt at all, and we have close to $100 million of short-term cash securities.


------------------------------------------------------------------------------
PAUL TYCE  - LEHMAN BROTHERS - ANALYST

Are you still going to maintain a 364 (indiscernible) on the term structure to your revolver?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Yes.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Second question. The operating income number for MAP plus the other assets being included was roughly 301 million. What percentage of the total for 2003 -- I guess that was calendar 2003 -- would that represent?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


Those numbers were actually fiscal --


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Fiscal, okay.


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


And your question was what percent --


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


-- of total consolidated Ashland would that account for?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


2003 was a year of low earnings from our wholly-owned businesses' 4 divisions. So that represents the vast majority. I think (indiscernible) as you look forward to '04 and 05, that would be a much smaller percentage.

------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


So in a normalized year, though, it would still be probably 50 percent or more?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


It could well be.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Could you just update us with your conversation with the rating agencies around the transaction?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


The rating agencies, we've had numerous conversations with them, and we expect that they will be issuing press releases within the next couple weeks, perhaps even today.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Did they indicate anything in your conversations in terms of the amount of debt reduction they would like to see?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


I would rather not comment on what they will say. We need to leave -- let them have their press releases and make their comments. We don't want to comment for them.


------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Last quick question, just on asbestos. I know you said that there was no change, but can you just give us the numbers as of the last quarter end, in terms of cases pending and the recent settlement trend in terms of payment per case?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


Yes. We announce at each of our quarterly conference call, earnings release conference calls, this information. And I have it in front of me. The claims outstanding at the end of December were 197,000. We had received 7000 in the quarter, and the number of cases that were dismissed or paid was 7400. And the cost per claim disposed was 1746. And we have a dismissal rate of about 76 percent, and it's typically been in the 70 percent for a while, for several years.


------------------------------------------------------------------------------
PAUL TYCE  - LEHMAN BROTHERS - ANALYST


And over the last two to three years, that 1700 per claim, that trend is up or flat?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


The average in '03 was $1610, and the average in '02 was actually a good bit lower. But most of that was because we had a lot more claims settled, and a large part of our costs, our legal defense costs -- approaching 50 percent of our costs were legal defense costs. So the more claims you have settled, the average cost per claim declines.

------------------------------------------------------------------------------
PAUL TYCE - LEHMAN BROTHERS - ANALYST


Last question, I promise. Do you have a target date for when you might file the proxy?


------------------------------------------------------------------------------
JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


Let's ask our general counsel, David Hausrath.


------------------------------------------------------------------------------
DAVID HAUSRATH - ASHLAND INC. - SVP & General Counsel


We obviously will start work on that right away, and there's also an S4 registration statement that goes with this. I would speculate that by the time we get through to the SEC, we're probably five or six months from now, roughly.


------------------------------------------------------------------------------
OPERATOR


Tom Yanku (ph), Morgan Stanley.


------------------------------------------------------------------------------
TOM YANKU - MORGAN STANLEY - ANALYST


Can you go over the impact on future earnings? The obvious ones, the MAP interest of 285 million and the two businesses contributing 16. I've got that, but I was wondering if you could go through the other details on what kind of impact this will have on future operating income. And would those impacts come from the off balance sheet liabilities that you're satisfying? If you could tie those in, that would be helpful as well.


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


Let me go over that first one, Marvin, and you can finish up with more specifics. I think that as we look at replacing the MAP earnings, our principal focus again is to create value for our shareholders in this transaction. So I believe this is a great start on our transition to the new Ashland. And we also think again, this transaction creates significant value for both us and the shareholders. As far as our organic growth, we're going be very aggressive about growing our current business structure, as far as chemicals and transportation construction. I will give you some unique opportunities to grow inside of those businesses, plus their current performance is remarkably stronger than they have been for the last year and a half. So I think we're seeing an improvement in their ability to grow, and to perform. And again, the M&A in the future is going to be small transactions to support the core, as I mentioned before, and that will supplement and help grow our earnings in the future. But I think in the near term, they'll be able to eliminate the debt, and they will have an important impact on our balance sheet. And that also will contribute to lost earnings because we will no longer have those debt payments, but our challenge going forward is to grow the Company, strengthen the Company, and to supplement it with opportunity.


------------------------------------------------------------------------------
TOM YANKU - MORGAN STANLEY - ANALYST


What kind of corporate cost reduction can you realize without the MAP interest? Is there any reduction in corporate expense that we can expect?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


There is. Let me just kind of restate what I stated earlier. We have -- we would have a deduction for the MAP interest, the operating income from MAP, and the two other businesses that we mentioned that would go with MAP. Offsetting that is we would have 110 to $120 million interest expense, perhaps, go away, depending on how much debt we repurchased. Rent might decline by $35 million, and we would have total stranded cost at various levels of around $17 million. And we would expect that decline over time, and I cannot give you precise times at which that would occur.

------------------------------------------------------------------------------
TOM YANKU - MORGAN STANLEY - ANALYST


Okay. And the leases that you would consider repaying, can you tell me the nature of those leases?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


There are various types of leases. Some of them are of a real estate nature, some of them are properties that were -- service station properties that were put into MAP. Some of them are trucks and APAC road construction equipment. It's just a broad range of items.


------------------------------------------------------------------------------
OPERATOR


Eric Connerly, Boston Partners.


------------------------------------------------------------------------------
ERIC CONNERLY ANALYST


Could you use some of the proceeds of this -- some of the cash proceeds to pre-fund the remainder of the unamortized actuarial liabilities in your pension plan?


------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE


We will probably do so. That is one of the areas we are likely to use cash, in addition to the debt. Quite frankly, we think of -- to the extent our pension plans are underfunded versus the ABO, we tend to think that as debt as well.


------------------------------------------------------------------------------
ERIC CONNERLY ANALYST


But the substantial unamortized liabilities, would you pre-fund those to carry for GAAP purposes a positive balances, but for economic purposes a neutral position?


------------------------------------------------------------------------------
MARVIN QUIN - ASHLAND INC. - CFO & SVP


I'm not sure I understand the question. Let me just say at the end of our calendar year, which is not our fiscal year, our assets -- we were about 89 percent funded on an ABO basis, our assets. We do have a post-retirement medical that is not funded, and would not be funded in the future.


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ERIC CONNERLY ANALYST


Okay. I understand on the ABO basis, but there's about a 350 million unamortized actuarial liability. Would you pre-fund it to bring it up well over the ABO to pre-fund that liability as well?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


We really think -- and I know what you're talking about, the accounting liability. Our funding policy is driven by the asset liability ratio. It's the ABO versus the amount of assets we have to service our pension liabilities.


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ERIC CONNERLY ANALYST


So you go with the actuarial estimate rather than the economic value?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


We will go with -- we will fund on the basis of the ABO and try to have -- we have a policy of funding at about 105 to 110 percent of our ABO.

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OPERATOR


Andrew Fairbanks, Merrill Lynch.


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ANDREW FAIRBANKS - BOSTON PARTNERS - ANALYST


Another debt question, I apologize if it's been asked, I had to hop off the call. If you think about the potential obligations that you would be able to pay off with the proceeds, and you include the pension liabilities and off-balance sheet transactions, etc., I think you mentioned about 2.0 billion. Is that booked target amount? Is that correct?


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MARVIN QUIN  - ASHLAND INC. - CFO & SVP


No. The components are we have a capital accounts receivable program that's about 150 million, leases of a couple hundred million. Our debt at year-end was 1.574 billion. Our debt currently trades above book value. And then we have other opportunities such as we may put in 100 million, an additional 100 million in our pension plans or something like that. But those are our thoughts, and we will be -- I hate to give you too precise a number, because we're going to try to make this -- we will be making decisions that are economically attractive to us. And if we can remove a lease at a rate that makes sense to us, we will do so. If we can't, we won't. And we really don't know precisely at this point in time the outcome of our efforts to reduce -- to repurchase debt or redeem debt or to redeem leases.


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ANDREW FAIRBANKS - BOSTON PARTNERS - ANALYST


(indiscernible) in looking at those components, you mentioned something roughly in the $2 billion range, if something looks reasonable. Do you have a sense for the market premium on the debt that's available for repurchase that's outstanding? I know we can add it up, but are we talking 100 million, $200 million worth of premium in the marketplace, assuming interest rates don't change?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


I suspect there are people at Merrill Lynch who can calculate that much (indiscernible) tighter than I can.


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ANDREW FAIRBANKS - BOSTON PARTNERS - ANALYST


That's probably true. And I guess -- do you have some sense for the timeframe for paying down the debt?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


It would be post-closing, and quite frankly, much of it may be at closing.


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ANDREW FAIRBANKS - BOSTON PARTNERS - ANALYST


Okay. And as you mentioned, you'll look at it on a case-by-case economic basis as you go through (indiscernible). And if you get a big chunk right at closing, and then the rest kind of dwindles down (indiscernible). Another question on the operating cash flow from MAP that is being retained until the transaction closes. Is the definition of operating cash flow for MAP the same as it is currently for determining the cash distributions? So in effect, what you're doing is you'll get the same monetary amount of cash distributions from MAP that you would have otherwise gotten as part of the normal operating venture agreement?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


Exactly. We have time for one last question. Sorry, Andrew.

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OPERATOR


Gi Chow (ph), PG Parkman (ph).


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GI CHOW - PG PARKMAN - ANALYST


Marvin, could you go over again what environmental liabilities are staying with Ashland versus transferring them to Marathon?


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MARVIN QUIN  - ASHLAND INC. - CFO & SVP


Yes. Let me start off by saying there are kind of two buckets there -- assets that were placed into the MAP joint venture. And there our maximum continuing liability is $50 million. And we have appropriate reserves there. There are also liabilities for assets that were never placed into the joint venture, including refineries that were once shut down and no longer there, terminals that were shut down, old service stations that were pieces of real estate that once had service stations on them. So those assets never went into the joint venture, and we also have reserves for those. And for the most part, our accounting policy is as we identify a liability or site, and we can quantify the liability, we establish a reserve.


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GI CHOW - PG PARKMAN - ANALYST

You mentioned remediation, (indiscernible) 7 million over the next 12 months? Is that correct?


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MARVIN QUIN - ASHLAND INC. - CFO & SVP


I think that $7 million number was associated with both post-retirement and medical benefits, as well as environmental.


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GI CHOW - PG PARKMAN - ANALYST


Finally, Jim, you mentioned that you're going to be focused on strengthening the performance of the wholly-owned businesses before looking before at expansion opportunities. Can you give us your views on how far along you feel you are in the strengthening process, by each of the business units?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


I've been giving you some indication through our guidance in this report today. As far as how they are evolving, I think they're evolving very positively. Are we 100 percent there yet? No. Is there more improvement to be made? I believe that we have the momentum now to carry us forward. I think that's the important thing in any type of turnaround story, is you have to gain the momentum. And the proof points are quarter-to-quarter, are you improving against the previous periods, last year and the previous quarter? So I think that we're starting to see that and we're starting to build that momentum, and I'm confident these businesses are strengthening.


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GI CHOW - PG PARKMAN - ANALYST


Can you give us any indication, do you feel like you're further along in, say, distribution versus APAC, or anything like that?


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JIM O'BRIEN - ASHLAND INC. - CHAIRMAN & CEO


I would say that distribution at APAC probably had the farthest to go. Distribution, I believe, is well on its way. At APAC with the hiring of Garry Higdem, he has brought a lot of knowledge, capability, and leadership to that team, that I think will take them to the next stage. So I'm very confident that we have the leadership team there. And plus, they have completed their project past project, so they are well positioned now moving into the new construction season, I believe, to perform.

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UNIDENTIFIED COMPANY REPRESENTATIVE


This concludes our conference call. Please be aware, again, just a reminder that the slides and the script from the presentation today will be available on our Website and will be archived for the next 12 months. If you do have further questions, we certainly will make ourselves available this afternoon to try to address them for you. So please have a nice day, and thank you for listening in.


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OPERATOR


This concludes your Ashland conference call. Thank you for your participation today. You may now disconnect.